Exhibit 99.1

Mailing Address:	Location:
PO Box 9431 Stn Prov Govt	2nd Floor - 940 Blanshard Street
Victoria BC V8W 9V3	Victoria BC
www.corporateonline.gov.bc.ca	1 877 526-1526

CERTIFIED COPY
Of a Document filed with the Province of
British Columbia Registrar of Companies
Notice of Articles BUSINESS CORPORATIONS ACT
T.K. SPARKS

This Notice of Articles was issued by the Registrar on: May 19, 2023 10:43 AM Pacific Time

Incorporation Number:	BC1409008

Recognition Date and Time:	April 3, 2023 01:55 PM Pacific Time as a result of an Amalgamation

NOTICE OF ARTICLES

Name of Company:

ROGERS COMMUNICATIONS INC.

REGISTERED OFFICE INFORMATION

Mailing Address:	Delivery Address:
2900 - 550 BURRARD STREET	2900 - 550 BURRARD STREET
VANCOUVER BC V6C 0A3	VANCOUVER BC V6C 0A3
CANADA	CANADA

RECORDS OFFICE INFORMATION

Mailing Address:	Delivery Address:
2900 - 550 BURRARD STREET	2900 - 550 BURRARD STREET
VANCOUVER BC V6C 0A3	VANCOUVER BC V6C 0A3
CANADA	CANADA

Page: 1 of 5

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Shaw, Bradley

Mailing Address:	Delivery Address:
900, 630 - 3RD AVE SW	900, 630 - 3RD AVE SW
CALGARY AB T2P 4L4	CALGARY AB T2P 4L4
CANADA	CANADA

Last Name, First Name, Middle Name:
ROGERS-HIXON, MELINDA M.

Mailing Address:	Delivery Address:
333 BLOOR STREET EAST	333 BLOOR STREET EAST
10TH FLOOR	10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA

Last Name, First Name, Middle Name:
Lachemi, Dr. Mohamed

Mailing Address:	Delivery Address:
333 BLOOR STREET EAST	333 BLOOR STREET EAST
10TH FLOOR	10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA

Last Name, First Name, Middle Name:
Robinson, David A.

Mailing Address:	Delivery Address:
333 BLOOR STREET EAST, 10TH FLOOR	333 BLOOR STREET EAST, 10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA

Last Name, First Name, Middle Name:
Kerr, John Custance

Mailing Address:	Delivery Address:
333 BLOOR STREET EAST, 10TH FLOOR	333 BLOOR STREET EAST, 10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA

Last Name, First Name, Middle Name:
LIND, PHILIP BRIDGMAN

Mailing Address:	Delivery Address:
333 BLOOR STREET EAST	333 BLOOR STREET EAST
10TH FLOOR	10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA

Page: 2 of 5

Last Name, First Name, Middle Name:
Staffieri, Anthony

Mailing Address:	Delivery Address:
333 BLOOR STREET EAST, 10TH FLOOR	333 BLOOR STREET EAST, 10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA

Last Name, First Name, Middle Name:
Cooper, Michael

Mailing Address:	Delivery Address:
333 BLOOR STREET EAST, 10TH FLOOR	333 BLOOR STREET EAST, 10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA

Last Name, First Name, Middle Name:
Innes, Jan

Mailing Address:	Delivery Address:
333 BLOOR STREET EAST, 10TH FLOOR	333 BLOOR STREET EAST, 10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA

Last Name, First Name, Middle Name:
ROGERS, EDWARD S.

Mailing Address:	Delivery Address:
333 BLOOR STREET EAST, 10TH FLOOR	333 BLOOR STREET EAST, 10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA

Last Name, First Name, Middle Name:
English, Trevor

Mailing Address:	Delivery Address:
333 BLOOR STREET EAST, 10TH FLOOR	333 BLOOR STREET EAST, 10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA

Last Name, First Name, Middle Name:
Fecan, Ivan

Mailing Address:	Delivery Address:
333 BLOOR STREET EAST, 10TH FLOOR	333 BLOOR STREET EAST, 10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA

Page: 3 of 5

Last Name, First Name, Middle Name:
Rogers, Lisa A.

Mailing Address:	Delivery Address:
333 BLOOR STREET EAST, 10TH FLOOR	333 BLOOR STREET EAST, 10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA

Last Name, First Name, Middle Name:
Gemmell, Robert Joseph

Mailing Address:	Delivery Address:
333 BLOOR STREET EAST, 10TH FLOOR	333 BLOOR STREET EAST, 10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA

Last Name, First Name, Middle Name:
Rogers, Martha L.

Mailing Address:	Delivery Address:
333 BLOOR STREET EAST, 10TH FLOOR	333 BLOOR STREET EAST, 10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA

RESOLUTION DATES:

Date(s) of Resolution(s) or Court Order(s) attaching or altering Special Rights and Restrictions attached to a class or a series of shares:

May 27, 2004

May 27, 2004

September 28, 2007

September 29, 2009

April 24, 2012

December 10, 2021

February 7, 2022

AUTHORIZED SHARE STRUCTURE

1.	112,474,388	Class A Voting Shares	Without Par Value

			With Special Rights or Restrictions attached

2.	1,400,000,000	Class B Non-Voting Shares	Without Par Value

			With Special Rights or
			Restrictions attached

Page: 4 of 5

3.	400,000,000	Preferred Shares	Without Par Value

With Special Rights or
Restrictions attached

1.	150,000	Series XXVII Preferred Shares	Special Rights or
			Restrictions are attached

2.	1,000,000	Series XXX Preferred Shares	Special Rights or
			Restrictions are attached

3.	300,000	Series XXXI Preferred Shares	Special Rights or
			Restrictions are attached

4.	1,000,000	Series XXXIV Preferred Shares	Special Rights or
			Restrictions are attached

5.	10,000,000	Series XXXV Preferred Shares	Special Rights or
			Restrictions are attached

6.	1,000,000	Series XXXVI Preferred Shares	Special Rights or
			Restrictions are attached

7.	3,300,000	Series I Conversion Preferred Shares	Special Rights or
			Restrictions are attached

8.	1,400,000	Series II Conversion Preferred Shares	Special Rights or
			Restrictions are attached

Page: 5 of 5